Contact

www.linkedin.com/in/rondaignault (LinkedIn)

Top Skills

Patent Litigation

Intellectual Property

Litigation

Languages

French

Honors-Awards

Named Managing Intellectual Property's ''Life Sciences Star'' / ''IP Star'' 2013 - 2016

Selected for inclusion in Super Lawyers, New York 2012-2016

2012 New York US National Championship Ironman Triathlon

Publications

Carbon Offsets and Patent Protection for Business Methods After In re Bilski

Speaking Engagement: ACI's Second Annual Paragraph IV Disputes Master Symposium, Chicago

The Federal Circuit Reaffirms the Patent Eligibility of Certain Inventive Products and Methods Based on Human DNA Sequences: What Will the Supreme Court Say About That?

Speaking engagement: Patent Infringement Litigation.

Speaking engagement: 6th Product and Pipeline Enhancement for Generics Conference, Arlington VA (Marcus Evans)

Ron Daignault

Partner at Daignault Iyer LLP

New York, New York, United States

Summary

I am a Partner at Daignault Iyer LLP, a firm my colleagues and I founded after many years spent at a leading IP boutique, Pennie & Edmonds, and at large general practice firms. I have almost thirty years of experience as an intellectual property litigator and trial attorney. I've represented clients in patent, trademark, false advertising, trade secret, and copyright cases across a broad spectrum of industries in district courts throughout the country and before the ITC. My current practice focuses on patent-owner infringement litigation in a variety of technology areas and pharmaceutical Hatch-Waxman litigation for generic drug companies.

I have been lead counsel and second-chair in over fifteen bench and jury trials and evidentiary hearings. I also have argued before United States Courts of Appeals and the New York appellate division.

I write and present frequently in my practice, including pharmaceutical conferences in New York and India, and was named a ''Life Sciences Star''/''IP Star'' by Managing Intellectual Property in 2013 - 2020, and a ''New York Super Lawyer'' in 2012 - 2020 for Intellectual Property Litigation. Among other organizations, I have been a member of the New York Intellectual Property Law Association's Amicus Briefs Committee and on the advisory board of Bloomberg/BNA's ''Life Sciences Law & Industry Report.''

I live in Brooklyn with my wife and three daughters, and enjoy biking, and running marathons and triathlons, including several New York City and Boston marathons, and the inaugural New York City/U.S. National Championship Ironman.

Practice areas: Patent-owner patent infringement litigation in various technology areas, Hatch-Waxman patent litigation on behalf of generic drug companies, and intellectual property counseling.

Experience

Daignault Iyer LLP
Partner
February 2021 - Present (2 years 11 months)
Vienna, Virginia, United States

Goldberg Segalla
Partner
March 2018 - February 2021 (3 years)
NYC

Polsinelli
Shareholder
March 2014 - March 2018 (4 years 1 month)

Robins, Kaplan, Miller & Ciresi L.L.P.
Partner
January 2011 - March 2014 (3 years 3 months)

Stroock & Stroock & Lavan LLP
Partner
2009 - 2010 (1 year)

Jenner & Block
Partner
November 2005 - January 2009 (3 years 3 months)

Pennie & Edmonds/Jones Day
Partner/Associate
September 1991 - November 2005 (14 years 3 months)

Education

University of Michigan
B.A. · (1983 - 1987)

Washington University in St. Louis School of Law
J.D. · (1988 - 1991)